

April 6, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Shares of beneficial interest, $0.00 par value per share, of: John Hancock Hedged Equity ETF, a series of John Hancock Exchange-Traded Fund Trust, under the Exchange Act of 1934.

Sincerely,

Craig A. Martin

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com